Annual Report

Cover Page

Name of issuer:

VISPIRI Inc.

Legal status of issuer:

> Form: Corporation
> Jurisdiction of Incorporation/Organization: DE
> Date of organization: 7/8/2009

Physical address of issuer:

501/601 Stones Levee
Cleveland OH 44113

Website of issuer:

http://clevelandwhiskey.com/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

8

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$6,928,262.49	$8,115,509.00
Cash & Cash Equivalents:	$245,189.11	$208,131.00
Accounts Receivable:	$33,732.01	$294,641.00
Current Liabilities:	$261,899.52	$3,012,254.00
Non-Current Liabilities:	$6,906,582.68	$4,874,011.00
Revenues/Sales:	$1,877,393.33	$2,570,934.00
Cost of Goods Sold:	$414,864.08	$1,779,571.00
Taxes Paid:	$0.00	$0.00
Net Income:	($843,793.29)	($1,499,836.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

VISPIRI Inc.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Don Coffey	Chief Science Officer	Cleveland Whiskey	2019
Kevin Cash	Chief Finance Officer	Benesh Law	2016
Tom Lix	CEO	Cleveland Whiskey	2009
Matt Fish	Consultant	Controlled Chaos	2025
Sue Stabe	Co-founder	Long & Short of It	2023
Laura Hudak	Vice President of Finance and Administration for Team NEO	Team NEO	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Don Coffey	Chief Science Officer	2019
Kevin Cash	Chairman	2016
Tom Lix	Chairman	2009

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable

date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Tom Lix	1382892.0 Class A Shares	52.6
Cara Zale, LLC	721546.0 Preferred Shares	27.46

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

One of the potential risks we face in the distribution of our products is liability resulting from counterfeit or tainted products infiltrating the supply chain.

Because we source ingredients from various sources, we rely on various suppliers and their quality control measures. While we have procedures to maintain the highest quality levels in our products, we may be subject to faulty, spoiled or tainted ingredients or components in our products, which would negatively affect our products and our customers' experience with them and could decrease customer demand for our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Kevin L. Cash, Tom Lix, and Don Coffey. The loss of Kevin L. Cash, Tom Lix, Don Coffey or any additional member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We rely on various intellectual property rights, including a patent in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We are heavily dependent on our distributors.

We sell spirits to independent distributors for distribution to on-premise locations such as bars, restaurants and sports venues, and for distribution to off-premise retail locations such as liquor and specialty stores. Although we currently have a large network of wholesale distributors, sustained growth will require us to maintain such relationships and enter into arrangements with additional distributors in new markets. No assurance can be given that we will be able to maintain our current distribution network or secure additional distributors on terms favorable to us, or at all.

Our distributors often represent competing specialty beer and spirits brands, as well as national beer and spirits brands, and are to varying degrees influenced by their continued business relationships with other brewers and distillers. Our independent distributors may be influenced by a large brewer or distiller, particularly if they rely on that brewer or distiller for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

We are subject to governmental regulations affecting our distilleries, production facilities and tasting rooms.

Federal, state and local laws and regulations govern the production and distribution of spirits, including permitting, licensing, trade practices, labeling, advertising and marketing, distributor relationships and various other matters.

To operate our distilleries, we must obtain and maintain numerous permits, licenses and approvals from various governmental agencies, including the Alcohol and Tobacco Tax and Trade Bureau, the Food and Drug Administration, state alcohol regulatory agencies and state and federal environmental agencies. A variety of federal, state and local governmental authorities also levy various taxes, license fees and other similar charges and may require bonds to ensure compliance with applicable laws and regulations. Our tasting rooms are subject to alcohol beverage control regulations that generally require us to apply to a state authority for a license that must be renewed annually and may be revoked or suspended for cause at any time. These alcohol beverage control regulations relate to numerous aspects of daily operations of our tasting rooms, including minimum age of patrons and employees, hours of operation, advertising, trade practices, inventory control and handling, storage and dispensing of alcohol beverages. Noncompliance with such laws and regulations may cause the Alcohol and Tobacco Tax and Trade Bureau or any particular state or jurisdiction to revoke its license or permit, restricting our ability to conduct business, assess additional taxes, interest and penalties or result in the imposition of significant fines.

Our business is substantially dependent upon awareness and market acceptance of our products and brands.

Our business depends on acceptance by both our end consumers as well as our independent distributors of our brands as beverage brands that have the potential to provide incremental sales growth rather than reduce distributors' existing beverage sales. We believe that the success of our product name brands will also be substantially dependent upon acceptance of our product name brands. Accordingly, any failure of our brands to maintain or increase acceptance or market penetration would likely have a material adverse effect on our revenues and financial results.

The imposition of tariffs by the United States and retaliatory tariffs enacted by foreign countries continue to negatively impact our business.

The cost of certain raw materials has increased as a result of import tariffs enacted by the United States government. These increased costs have, and are expected to continue to, negatively impacted our gross margins and cash flows. Additionally, the uncertainty surrounding United States tariff policies and plans, and any retaliatory tariffs placed on United States exports as a reaction to United States policy, has created a significant barrier to developing and building distributor and customer relationships in international markets.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Class D Units	268,605	268,605	No ⌄
Class C Units	166,000	166,000	No ⌄
Class A Units	1,488,009	1,488,009	Yes ⌄
Preferred Units	1,139,989	1,139,989	Yes ⌄
Class E Units	189,061	189,061	No ⌄
Class B Units	472,002	46,500	No ⌄

Class B Units	472,002	[illegible]	No
Class F	1,347,398	0	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	1,369,039 Class B

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Lorain County Community College
Issue date	10/07/11
Amount	$100,000.00
Outstanding principal plus interest	$33,334.00 as of 04/02/25
Interest rate	0.0% per annum
Maturity date	09/30/28
Current with payments	Yes

Repayable Grant in the aggregate amount of $100,000 (disbursements based on agreed milestones) payable to Lorain County Community College Foundation Innovation Fund. Terms:

0% interest during the initial 3 years after the initial disbursement of loan proceeds. During years 4 – 6,
repayment is at the greater of either the aggregate amount of the grant or the calculated value as specified by formula detailed in the grant agreement.

Loan

Lender	David A. Camiener
Issue date	01/01/15
Amount	$13,673.00
Outstanding principal plus interest	$12,672.84 as of 04/03/25
Interest rate	4.0% per annum
Maturity date	01/01/40
Current with payments	Yes

Type of debt Notes
Name of creditor David A. Camiener
Amount outstanding $12,672.84
Interest rate 4% interest annually on the 15th
Payment schedule Annually on the 15th of Decembe

Loan

Lender	ECDI
Issue date	04/27/16
Amount	$10,000.00
Outstanding principal plus interest	$3,396.08 as of 04/03/25
Interest rate	1.0% per annum
Maturity date	04/30/25
Current with payments	Yes

New ECDI

Loan

Lender	City of Cleveland
Issue date	03/02/17
Amount	$122,400.00
Outstanding principal plus interest	$3,222.11 as of 04/03/25
Interest rate	2.98% per annum
Maturity date	05/30/25

Current with payments   Yes

In March 2017 the Company entered into this agreement with the City of Cleveland. This 2.98% loan matures in March 2025.

Loan

Lender	ECDI
Issue date	07/13/20
Amount	$20,000.00
Outstanding principal plus interest	$4,445.00 as of 04/03/25
Interest rate	6.0% per annum
Maturity date	06/01/26
Current with payments	Yes

In July 2020, the Company entered into a loan with ECDI. This 6% loan matures in 2026.

Loan

Lender	Don Coffey
Issue date	09/20/21
Amount	$200,000.00
Outstanding principal plus interest	$200,000.00 as of 04/02/25
Interest rate	8.6% per annum
Current with payments	Yes

Maturity date extended indefinitely. Previously referred to as Barrel Bond

Loan

Lender	Newtek
Issue date	03/30/23
Amount	$3,480,000.00
Outstanding principal plus interest	$3,468,565.00 as of 04/03/25
Interest rate	8.29% per annum
Maturity date	07/01/34
Current with payments	Yes

Newtek/Mortage Loan

Loan

Lender	Newtek
Issue date	03/30/23
Amount	$488,498.00
Outstanding principal plus interest	$476,192.00 as of 04/03/25
Interest rate	10.5% per annum
Maturity date	04/23/34
Current with payments	Yes

Newtek/SBA working capital loan

Loan

Lender	Kevin Cash
Issue date	09/29/24
Amount	$100,000.00
Outstanding principal plus interest	$100,000.00 as of 04/02/25
Interest rate	7.35% per annum
Current with payments	Yes

Maturity date extended indefinitely

Loan

Lender	Don Coffey
Issue date	10/19/24
Amount	$25,000.00

Outstanding principal plus interest $25,000.00 as of 04/02/25

Interest rate 7.35% per annum

Current with payments Yes

Maturity date extended indefinitely

Loan

Lender Square

Issue date 10/30/24

Amount $17,800.00

Outstanding principal plus interest $7,039.00 as of 04/02/25

Current with payments Yes

We pay 20% of our sales processed through Square until it is full paid. No set maturity date.

Loan

Lender 10405 Solon LLC

Issue date 02/27/25

Amount $104,685.00

Outstanding principal plus interest $104,685.00 as of 04/02/25

Interest rate 4.0% per annum

Maturity date 09/01/30

Current with payments Yes

Retired referenced Convertible Note. 10405 Solon LLC balance due converted to Promissory Note. 4%

Loan

Lender Cara Zale LLC

Issue date 02/27/25

Amount $104,685.00

Outstanding principal plus interest $104,685.00 as of 04/02/25

Interest rate 4.0% per annum

Maturity date 09/01/30

Current with payments Yes

Retired referenced Convertible Note. Cara Zale LLC balance due converted to Promissory Note. 4%

Loan

Lender SBA

Issue date 03/11/25

Amount $2,857,000.00

Outstanding principal plus interest $2,857,000.00 as of 04/02/25

Interest rate 6.373% per annum

Maturity date 03/12/50

Current with payments Yes

Construction Loan debenture. SBA 504 loan. Alloy Development CDC. 25 year, fixed 6.373%

Loan

Lender Tom Lix

Issue date 03/14/25

Amount $20,382.00

Outstanding principal plus interest $20,382.00 as of 04/02/25

Interest rate 4.0% per annum

Current with payments Yes

Maturity date extended indefinitely

Loan

Lender Don Coffey

Issue date 03/24/25

Amount	$25,000.00
Outstanding principal plus interest	$25,000.00 as of 04/02/25
Interest rate	7.35% per annum
Current with payments	Yes

Maturity date extended indefinitely

Convertible Note

Issue date	12/31/14
Amount	$250,000.00
Interest rate	4.0% per annum
Discount rate	0.0%
Valuation cap	$2,500,000.00
Maturity date	01/15/24

Outstanding balance as of 09/30/20 is $134,413

Convertible Note

Issue date	12/31/14
Amount	$250,000.00
Interest rate	4.0% per annum
Discount rate	0.0%
Valuation cap	$2,500,000.00
Maturity date	01/15/24

Outstanding balance as of 09/30/20 is $134,413.

Grants

Grant dated 3/10/10 in the
aggregate amount of $25,000 (disbursements based on agreed milestones) payable
to Lorain County Community College Foundation Innovation Fund. Terms:
no interest, no repayment required.
Current amount outstanding for repayment: $0.

An additional grant was awarded in May 2020 for $15,000 from Citizen's Bank. The grant does not require repayment.

An additional grant was awarded in September 2020 for $250,000 from the State of Ohio. The grant does not require repayment.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
9/2018	Regulation Crowdfunding	Priced Round	$814,852	General operations
3/2021	Regulation Crowdfunding		$1,042,000	General operations
4/2021	Regulation D, 506(c)		$158,000	General operations
12/2023	Other		$70,375	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

If any immediate family member of any of the foregoing persons:

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Cara Zale LLC
Amount Invested	$250,000.00
Transaction type	Convertible note
Issue date	12/31/14
Interest rate	4.0% per annum
Discount rate	0.0%
Maturity date	01/15/24
Valuation cap	$2,500,000.00
Relationship	Partners are former company officers

Name	30405 Solon Spec, LLC
Amount Invested	$250,000.00
Transaction type	Convertible note
Issue date	12/31/14
Interest rate	4.0% per annum
Discount rate	0.0%
Maturity date	01/15/24
Valuation cap	$2,500,000.00
Relationship	Partners are former company officers

Name	David A. Camiener
Amount Invested	$13,673.00
Transaction type	Loan
Issue date	01/01/15
Outstanding principal plus interest	$12,672.84 as of 04/03/25
Interest rate	4.0% per annum
Maturity date	01/01/40
Current with payments	Yes
Relationship	Individual investor, former board member, previous CEO and owner of 30405 Solon Spec

Name	Don Coffey
Amount Invested	$200,000.00
Transaction type	Loan
Issue date	09/20/21
Outstanding principal plus interest	$200,000.00 as of 04/02/25
Interest rate	8.6% per annum
Current with payments	Yes
Relationship	Chief Science Officer

Name	Kevin Cash
Amount Invested	$100,000.00
Transaction type	Loan
Issue date	09/29/24
Outstanding principal plus interest	$100,000.00 as of 04/02/25
Interest rate	7.35% per annum
Current with payments	Yes
Relationship	Chairman

Name	Don Coffey
Amount Invested	$25,000.00
Transaction type	Loan

Issue date	10/19/24
Outstanding principal plus interest	$25,000.00 as of 04/02/25
Interest rate	7.35% per annum
Current with payments	Yes
Relationship	Chief Science Officer

Name	Tom Lix
Amount Invested	$20,382.00
Transaction type	Loan
Issue date	03/14/25
Outstanding principal plus interest	$20,382.00 as of 04/02/25
Interest rate	4.0% per annum
Current with payments	Yes
Relationship	CEO

Name	Don Coffey
Amount Invested	$25,000.00
Transaction type	Loan
Issue date	03/24/25
Outstanding principal plus interest	$25,000.00 as of 04/02/25
Interest rate	7.35% per annum
Current with payments	Yes
Relationship	Chief Science Officer

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Vispiri, Inc. dba Cleveland Whiskey is a company specializing in the production and innovation of whiskey, operating within the beverage industry.

Milestones

Vispri Inc. dba. Cleveland Whiskey was incorporated on July 8, 2009 as an Ohio Limited Liability Company named Cleveland Whiskey, LLC. On January 1, 2019, the Company changed its corporate structure, domicile state and name toVispri Inc. dba. Cleveland Whiskey, which is a Delaware Corporation. .

Since then, we have:

- Innovative & disruptive tech providing strong competitive advantage in both domestic and exports.

- 175+ medals won globally, as well as "Whiskey Innovator of the Year"

- 512% valuation growth since 2016, from $8.5M to $43.2M.

- Sold 1M+ bottles through 3,100+ retail outlets in 20 states & global markets, proving market demand.

- Patented tech transforms whiskey w/ unique woods in hours vs years; eliminates traditional 40% loss.

- New 45,000 sqft riverfront facility increases production 4X immediately with infrastructure for 20X.

- Positioned for acquisition in growing market where recent craft distillery exits reached 11-16X.

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $1,877,393.33 compared to the year ended December 31, 2023, when the Company had revenues of $2,570,934. Our gross margin was 77.9% in fiscal year 2024, and 30.78% in 2023.

- *Assets.* As of December 31, 2024, the Company had total assets of $6,928,262.49, including $245,189.11 in cash. As of December 31, 2023, the Company had $8,115,509 in total assets, including $208,131 in cash.

- *Net Loss.* The Company has had net losses of $843,793.29 and net losses of $1,499,836 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities.* The Company's liabilities totaled $7,168,482.20 for the fiscal year ended December 31, 2024 and $7,886,265 for the fiscal year ended December 31, 2023.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $13,205,487 in debt, $2,480,246 in equity, and $500,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 36 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

VISPIRI Inc. cash in hand is $115,577, as of March 2025. Over the last three months, revenues have averaged $125,000/month, cost of goods sold has averaged $75,000/month, and operational expenses have averaged $60,000/month, for an average burn rate of $10,000 per month. Our intent is to be profitable in 0 months.

Since the date our financials cover, we finished installation of equipment to increase production capacity by 3X. Previously we were capacity constrained. From 2022 to 2024 we saw a decrease in revenue as we transitioned to the new facility and shut down the old. We were off-line for over 6 months with limited production. Although we had planned for a shut down and had built up inventory accordingly, unexpected delays in inspections and the granting of both state and federal permits took longer than expected. During this time, many of our retail accounts sold through their existing stock and we were unable to resupply.

For the next 3 months we expect approximately $200,000 per month in revenue. For the following 3-6 months, we expect approximately $250,000 per month in revenues. Over the next 6 months we expect approximately $153,000 in expenses per month.

The company has been intermittently profitable and is working toward achieving a more aggressive plan for revenue growth and achieving consistent profitability beginning late 2025 and into 2026. Additional funding, in part, supports sales and marketing initiatives which correlates with ongoing profitability.

Increases in internally generated cash flow as we bring on additional capacity and fill distribution channels will cover short-term burn throughout the campaign.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Tom Lix, certify that:

(1) the financial statements of VISPIRI Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of VISPIRI Inc. included in this Form reflects accurately the information reported on the tax return for VISPIRI Inc. filed for the most recently completed fiscal year.


Tom Lix
CEO

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or

(5) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://clevelandwhiskey.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Don Coffey
Kevin Cash
Laura Hudak
Matt Fish
Sue Stabe
Tom Lix

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

VISPIRI Inc.

By

Tom Lix

Founder/Chief Executive Officer

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Tom Lix

Founder/Chief Executive Officer
4/4/2025

Laura K Hudak

Director
4/5/2025

Kevin L. Cash

Chairman
4/5/2025

Susan Stabe

Director
4/5/2025

Donald Coffey

Chief Science Officer, Director
4/5/2025

Matthew K Fish

Controlled Chaos - Owner / Managing Member
4/6/2025

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.